UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

On May 15, 2025, Jayud Global Logistics Limited (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s ordinary shares, was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The receipt of the deficiency letter has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq rules, the Company has been provided an initial period of 180 calendar days, or until November 11, 2025 (the “Compliance Date”), to regain compliance with the Bid Price Requirement. If the Company does not regain compliance during such 180-day period, the Company may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for the Bid Price Requirement, and provide a written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will provide notice that the Company’s ordinary shares will be subject to delisting, at which point the Company may appeal the delisting determination to a Hearings Panel. If, at any time before the Compliance Date, the closing bid price for the ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the Bid Price Requirement.

The Company intends to monitor the closing bid price of the ordinary shares and may, if appropriate, consider available options to regain compliance with the Bid Price Requirement.

On May 23, 2025, the Company issued a press release discussing the receipt of the deficiency letter, which is filed as Exhibit 99.1 to this Form 6-K.

Exhibits

●	Exhibit 99.1 –	Jayud Global Logistics Limited Press Release dated May 23, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
Name:	Alan Tan Khim Guan
Title:	Co-Chief Executive Officer

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